

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2025

Gisele Dion
Chief Accounting Officer
Alnylam Pharmaceuticals, Inc.
675 West Kendall Street
Henri A. Termeer Square
Cambridge, MA 02142

　　　　Re:　Alnylam Pharmaceuticals, Inc.
　　　　　　Form 10-K for the fiscal year ended December 31, 2024
　　　　　　Filed February 13, 2025
　　　　　　File No. 001-36407

Dear Gisele Dion:

　　　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　Sincerely,

　　　　　　　　　Division of Corporation Finance
　　　　　　　　　Office of Life Sciences